UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 16
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2018

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2018 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.24) Excerpts from Section G - “The Québec Economy: Recent Developments and Outlook for 2019 and 2020” of “Budget 2019-2020 - The Québec Economic Plan – March 2019”, March 21, 2019:

—	Economic outlook for Québec (table G.5);

—	Canadian financial markets (table G.7).

(99.25) Section H - “Québec’s Financial Situation” from “Budget 2019-2020 - The Québec Economic Plan – March 2019”, March 21, 2019:

—	Québec’s fiscal policy directions;

—	Revenue and expenditure forecasts;

—	Steps to ensure more efficient and more transparent management of public finances;

—	Québec’s requests regarding federal transfers;

—	Appendix 1 : Consolidated expenditure by departmental portfolio;

—	Appendix 2 : Additional tables.

(99.26) Section I - “The Québec Government’s Debt” from “Budget 2019-2020 - The Québec Economic Plan – March 2019”, March 21, 2019:

—	Québec’s debt;

—	Financing;

—	Credit ratings;

—	Appendix 1: Adjustments to debt since the March 2018 budget;

—	Appendix 2: Retirement Plans Sinking Fund;

—	Appendix 3: Returns on funds deposited with the Caisse de depot et placement du Québec;

—	Appendix 4: Québec’s public sector debt.

(99.27) Excerpts from “Budget Speech 2019-2020”, March 21, 2019:

—	Québec government - Summary of consolidated budgetary transactions – Preliminary results for 2018-2019 (table 1);

—	Québec government - Summary of consolidated budgetary transactions – Forecasts for 2019-2020 (table 2);

—	Québec government - Consolidated revenue – Forecasts for 2019-2020 (table 3);

—	Québec government - Consolidated expenditure – Forecasts for 2019-2020 (table 4);

—	Québec government - Consolidated expenditure – Forecasts for 2019-2020 (table 5);

—	Québec government - Non-budgetary transactions – Forecasts for 2019-2020 (table 6).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 16 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger

Name:	Alain Bélanger

Title:	Assistant Deputy Minister

Date: March 26, 2019